Atlantic American Corporation
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
(404) 266-5500

March 29, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:           Atlantic American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 000-03722

Dear Mr. Rosenberg:

As follow-up to my letters of January 17, 2012 and March 2, 2012 and after further telephone discussions with the staff of the Division of Corporation Finance (the “Staff”), the management and Audit Committee of the Board of Directors of Atlantic American Corporation (the “Company”) concluded on March 26, 2012 that an other than temporary impairment existed in our investment in Gray Television, Inc. (“Gray”) at December 31, 2010.  As a result of this determination, the Company made certain public disclosures related thereto, including filing a Current Report on Form 8-K stating that the Company’s previously issued consolidated financial statements as of and for the quarter and year ended December 31, 2010, which were originally included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 25, 2011, could no longer be relied upon.

On March 26, 2012, the Company also filed its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report”) with the restated financial statements as of and for the year ended December 31, 2010.  Based on the Company’s understanding arising from discussions with the Staff, by virture of restating the 2010 financial statements in the 2011 Annual Report, the Staff will not require the Company to file a 2010 Form 10-K/A.

On behalf of the Company, we acknowledge that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing(s); and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions on this matter, please do not hesitate to contact me at (404)266-5501.

Sincerely,

/s/John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

Cc:          Hilton H. Howell, Jr.
Mark L. Hanson, Esq.
Neil M. Simon, Esq.
BDO USA, LLP.
Atlantic American Corporation
  Audit Committee